Exhibit 99.1
BEYONDSPRING INC.

PROXY STATEMENT
General
The board of directors of BeyondSpring Inc. (the “Company,” “we,” “us” or “our”) is soliciting proxies for the Extraordinary General Meeting of Shareholders (the “EGM”) of the Company to be held on March 15, 2021 at 9 a.m., Eastern Standard Time, at 28 Liberty Street, 39th Floor, New York, NY 10005. In light of COVID-19 concerns, the EGM will also allow participation virtually. All references to “in person” shall include virtual presence using one of the options provided.
On or about February 8, 2021, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our EGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investors section of the Company’s website at www.beyondspringpharma.com and on the Security and Exchange Commission’s website at www.sec.gov on a Report on Form 6-K.
Simultaneous Virtual and Telephone Access
Due to COVID-19 restrictions and to protect the health and safety of our shareholders, employees, and directors, you will be able, and we encourage you, to attend the Extraordinary General Meeting by telephone or virtually by webex.
You will be able to connect:
(i) by phone
1-877-770-3647 (toll-free)
outside of the U.S. and Canada: +1 312-780-0854 (standard rates apply)
Meeting number (access code): 77514330#
Control Number: will be supplied on the proxy card or you can contact Continental to join the meeting
(ii) by mobile device
1-877-770-3647 (toll-free)
outside of the U.S. and Canada: +1 312-780-0854 (standard rates apply)
Meeting number (access code): 77514330#
Control Number: will be supplied on the proxy card or you can contact Continental to join the meeting
(iii) by webex (video system or application)
https://www.cstproxy.com/beyondspring/2021
Control Number: will be supplied on the proxy card or you can contact Continental to join the meeting
You will be able to vote through the virtual meeting.
Record Date, Share Ownership and Quorum
Only the holders of record of ordinary shares, US$0.0001 par value per share (the “Ordinary Shares”), of the Company as at the close of business on January 22, 2021, Eastern Standard Time (the “Record Date”) are entitled to receive notice of and attend the EGM and any adjournment thereof. No person shall be entitled to vote at the EGM unless it is registered as a shareholder on the Register of Members of the Company on the Record Date for the EGM.
As of the close of business on the Record Date, 39,141,913 Ordinary Shares were issued and outstanding. One or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at the EGM will constitute a quorum of shareholders.
Voting and Solicitation
Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the EGM. The resolutions to be put to the vote at the EGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting in person or by proxy at the EGM).

Voting by Holders of Ordinary Shares
Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the EGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the EGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).
Proxies submitted by registered shareholders and street shareholders (see below) (by returning the proxy card) must be received by us no later than 9 a.m., Eastern Standard Time, on March 15, 2021 to ensure your representation at our EGM.
The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder in the Register of Members of the Company as maintained by Continental Stock Transfer & Trust Company (i.e., you are a registered shareholder), our share transfer agent, this proxy statement, the notice of EGM and the proxy card will be mailed to you by us. You may provide voting instructions by returning a proxy card. You also may attend the EGM and vote in person. If you own Ordinary Shares of record and you do not vote by proxy or in person at the EGM, your shares will not be voted.
If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, custodian, depositary, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of EGM and the proxy card will be provided to you by your bank, custodian, depositary, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the EGM, you must obtain a “legal proxy” from the bank, custodian, depositary, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.
Revocability of Proxies
Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the EGM by submitting a written notice of revocation to Continental Stock Transfer & Trust Company, 1 State Street 30th Floor, New York, New York 10004-1561, with a copy to our VP Finance & Corporate Controller at Jason.Pesile@beyondspringpharma.com, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the EGM and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, custodian, depositary, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the EGM. If you are not planning to attend our EGM in person, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 9 a.m., Eastern Standard Time, on March 15, 2021.

PROPOSAL 1:
AMENDED AND RESTATED BEYONDSPRING INC. 2017 OMNIBUS INCENTIVE PLAN
Our board of directors recently approved, subject to shareholders’ approval, the BeyondSpring Inc. 2017 Omnibus Incentive Plan, as amended and restated effective September 18, 2020 (the “Amended 2017 Plan”), to permit the grant of “incentive stock options” (as defined in the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”)). We are asking our shareholders to approve the Amended 2017 Plan in order to satisfy the shareholder approval requirements for the issuance of incentive stock options under the Code.
Why We Are Requesting Shareholder Approval of the Amended 2017 Plan
We believe that our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining and motivating persons who are expected to make important contributions to our Company by providing such persons with equity ownership opportunities and performance-based incentives. We are amending BeyondSpring Inc. 2017 Omnibus Incentive Plan to authorize the issuance of incentive stock options, or “ISOs,” which permit options to be granted to Company employees on a tax-favorable basis to the employee. We believe that having the flexibility to grant ISOs will serve a critical role in attracting and retaining the high caliber employees essential to our success and in motivating these individuals to strive to enhance our growth and profitability. Under the Code, options may only qualify for favorable tax treatment to recipients as ISOs if, among other requirements, they are granted pursuant to a plan which is approved by the stockholders of the granting corporation within 12 months before or after the date such plan is adopted. Accordingly, we are asking our shareholders to approve the Amended 2017 Plan.
Vote Required
To be approved, this proposal requires the affirmative vote of the majority of the Ordinary Shares cast in person or by proxy at the EGM for the proposal. Abstentions and broker non-votes with respect to this proposal will be counted for purposes of establishing a quorum and, if a quorum is present, abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.
Our executive officers have an interest in this proposal by virtue of their being eligible to receive ISOs under the Amended 2017 Plan.
Summary of Amended 2017 Plan
The following is a brief summary of the Amended 2017 Plan, a copy of which is attached as Exhibit A to this proxy statement.
Authorized Shares
Subject to equitable adjustment as described below, the number of our ordinary shares that are reserved for issuance under the Amended 2017 Plan is 5,277,197, all of which shares that are reserved but unissued as of September 18, 2020, may be issued as ISOs. If any shares subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares, such shares shall again be available for awards under the Amended 2017 Plan. However, shares that are exchanged by a participant or withheld as payment in connection with any award under the Amended 2017 Plan, as well as any shares exchanged by a participant or withheld to satisfy tax withholding obligations related to any award, will not be available for subsequent awards under the Amended 2017 Plan. If an award is denominated in shares, but settled in cash, the number of shares previously subject to the sward will again be available for grants under the Amended 2017 Plan. If an award can only be settled in cash, it will not be counted against the aggregate number of shares available for awards under the Amended 2017 Plan.
Administration
Pursuant to the terms of the Amended 2017 Plan, our board of directors (or a committee delegated by our board of directors) administers the Amended 2017 Plan (the board or committee referred to above being sometimes referred to as the plan administrator). The plan administrator has the authority to select from eligible recipients those participants to whom awards are granted, to determine the types of awards and number of shares (or cash or other property) to be covered by an award, to determine the terms and conditions of awards (including the exercise price and applicable vesting periods of awards, the restrictions applicable to awards and the conditions under which such restrictions shall lapse and the performance goals and periods applicable to awards), to amend the terms and conditions of outstanding awards (including extending the exercise period of such awards or accelerating the vesting schedule of such awards), to determine the Fair Market Value (as defined in the Amended 2017 Plan), to adopt, alter and repeal administrative rules, guidelines and practices governing the Amended 2017 Plan (including prescribing, amending and rescinding rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws), and to construe and interpret the Amended 2017 Plan and awards issued under it.
Eligibility; Certain Limitations
Officers, employees, non-employee directors, independent contractors or consultants of the Company and its subsidiaries and other affiliates are eligible to be granted awards under the Amended 2017 Plan, provided, however, that (i) only employees are eligible to receive awards of ISOs under the Amended 2017 Plan, and (ii) to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, only those individuals with respect to whom the Company is an “eligible issuer of service recipient stock” within the meaning of Section 409A of the Code are eligible to receive awards under the Amended 2017 Plan. In addition, the maximum value of awards granted to a non-employee director in any consecutive twelve-month period will be $300,000; provided, that this maximum value shall exclude the value of cash voluntarily deferred by a non-employee director in exchange for Ordinary Shares.
Types of Awards
The Amended 2017 Plan provides for grants of options (including ISOs and nonqualified stock options), share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), share bonuses, other share-based awards and cash awards.
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Options. Share options may be granted under the Amended 2017 Plan. Each option issued under the Amended 2017 Plan will indicate whether it is intended to be an ISO or a nonqualified stock option. The exercise price of all options granted under the Amended 2017 Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related ordinary shares on the date of grant. The maximum term of all options granted under the Amended 2017 Plan will be determined by the plan administrator, but may not exceed ten years. Each option will vest and become exercisable at such time and subject to such terms and conditions (including treatment upon the optionee’s termination of employment or service) as determined by the plan administrator in the applicable individual award agreement.

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SARs. SARs may be granted under the Amended 2017 Plan either alone (a free-standing SAR) or in conjunction with all or part of any share option granted under the 2020 Omnibus Plan. A free-standing SAR entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of an ordinary share over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of a share option entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of an ordinary share over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related ordinary shares on the date of grant. The maximum term of all SARs will be determined by the plan administrator, but may not exceed ten years. Free-standing SARs will vest and be exercisable at such time and subject to such terms and conditions (including treatment upon the optionee’s termination of employment or service) as determined by the plan administrator in the applicable individual award agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option. The plan administrator may determine to settle the exercise of a SAR in ordinary shares, cash, or any combination thereof.

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Restricted Shares and RSUs. Restricted shares and RSUs may be granted under the Amended 2017 Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of restricted shares and RSUs, as well as any non-transfer periods with respect to restricted shares or the ordinary shares issued with respect to RSUs. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the restricted shares and RSUs will be forfeited. The rights of restricted shares and RSU holders upon a termination of employment or service will be set forth in individual award agreements. Unless the applicable award agreement provides otherwise, participants with restricted shares will generally have all of the rights of a shareholder, including the right to vote and receive dividends declared with respect to such shares. During the restricted period, RSUs may also be credited with dividend equivalent rights, if the applicable individual award agreement so provides.
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Other Share-Based Awards. Other share-based awards, valued in whole or in part by reference to, or otherwise based on, ordinary shares (including dividend equivalents) may be granted under the Amended 2017 Plan. The plan administrator will determine the terms and conditions of such other share-based awards, including the number of ordinary shares to be granted pursuant to such other share-based awards, the manner in which such other share-based awards will be settled, and the conditions to the vesting and payment of such other share-based awards (including the achievement of performance objectives).

•	Share Bonuses and Cash Awards. Bonuses payable in fully vested ordinary shares and awards that are payable solely in cash may also be granted under the Amended 2017 Plan.
Equitable Adjustment
In the event of any Change in Capitalization (as defined in the Amended 2017 Plan) an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the plan administrator, in its sole discretion, in (i) the aggregate number of ordinary shares reserved for issuance under the Amended 2017 Plan and the maximum number of ordinary shares or cash that may be subject to awards granted to any participant in any calendar year, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and share appreciation rights granted under the Amended 2017 Plan, and (iii) the kind, number and purchase price of ordinary shares, or the amount of cash or amount or type of other property, subject to outstanding restricted shares, restricted share units, share bonuses and other share-based awards granted under the Amended 2017 Plan. Such other equitable substitutions or adjustments shall be made as may be determined by the plan administrator, in its sole discretion. In addition, in connection with a Change in Capitalization, the plan administrator may provide, in its sole discretion, for the cancellation of any outstanding award in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the ordinary shares, cash or other property covered by such award, reduced by the aggregate exercise price or base price thereof, if any; provided, however, that if the exercise price or base price of any outstanding award is equal to or greater than the Fair Market Value of the ordinary shares, cash or other property covered by such award, the plan administrator may cancel such award without the payment of any consideration to the participant.
Change in Control
Unless otherwise determined in an award agreement, in the event of a Change in Control (as defined in the Amended 2017 Plan):
(a)
with respect to each outstanding award that is assumed or substituted in connection with a Change in Control, in the event of a termination of a participant’s service to the Company without cause during the twelve (12) month period following such Change in Control, on the date of such termination (i) such award shall become fully vested and, if applicable, exercisable, (ii) the restrictions, payment conditions, and forfeiture conditions applicable to any such award granted shall lapse, and (iii) any performance conditions imposed with respect to awards shall be deemed to be fully achieved at target levels.

(b)
With respect to each outstanding award that is not assumed or substituted in connection with a Change in Control, immediately upon the occurrence of the Change in Control, (i) such award shall become fully vested and, if applicable, exercisable, (ii) the restrictions, payment conditions, and forfeiture conditions applicable to any such award granted shall lapse, and (iii) any performance conditions imposed with respect to awards shall be deemed to be fully achieved at target levels.

Notwithstanding any other provision of the Amended 2017 Plan, (i) in the event of a Change in Control, except as would otherwise result in adverse tax consequences under Section 409A of the Code, the board of directors may, in its sole discretion, provide that each award shall be cancelled in exchange for a payment in cash or securities in an amount equal to (x) the excess of the consideration paid per ordinary share in the Change in Control over the exercise or purchase price (if any) per ordinary share subject to the award multiplied by (y) the number of ordinary shares granted under the award and (ii) with respect to any award that constitutes a deferral of compensation subject to Section 409A of the Code, in the event of a Change in Control that does not constitute a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A of the Code, such award shall be settled in accordance with its original terms or at such earlier time as permitted by Section 409A of the Code.
Amendment and Termination
The plan administrator may amend, alter or terminate the Amended 2017 Plan, but no amendment, alteration, or termination may be made that would impair the rights of a participant under any outstanding award without such participant’s consent. The plan administrator shall obtain approval of the Company’s shareholders for any amendment to the Amended 2017 Plan that would require such approval in order to satisfy the requirements of any stock exchange on which the ordinary shares are traded or other applicable law (including tax laws). The plan administrator may amend the terms of any outstanding award, prospectively or retroactively, but no such amendment shall impair the rights of any participant without his or her consent (other than pursuant to equitable adjustment).
Plan Term
No award may be granted pursuant to the Amended 2017 Plan on or after September 18, 2030, but Awards previously granted under the Amended 2017 Plan may extend beyond that date.
United States Federal Income Tax Consequences of Awards.
The following is a summary of certain United States federal income tax consequences of awards under the Amended 2017 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.
ISOs. In general, an optionee will not recognize taxable income upon the grant of an ISO. If ordinary shares are issued to the optionee pursuant to the exercise of an ISO, then, generally (i) the optionee will not realize ordinary income with respect to the exercise of the option, (ii) upon sale of the underlying shares acquired upon the exercise of an ISO, any amount realized in excess of the exercise price paid for the shares will be taxed to the optionee as capital gain and (iii) we will not be entitled to a deduction. The amount by which the fair market value of an ordinary share on the exercise date of an ISO exceeds the purchase price generally will, however, constitute an item which increases the optionee’s income for purposes of the alternative minimum tax. However, if the participant disposes of the shares acquired on exercise before the later of the second anniversary of the date of grant or one year after the receipt of the shares by the optionee (a “disqualifying disposition”), the optionee generally would include in ordinary income in the year of the disqualifying disposition an amount equal to the excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares), over the exercise price paid for the shares. If ordinary income is recognized due to a disqualifying disposition, we would generally be entitled to a deduction in the same amount. Subject to certain exceptions, an ISO generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, it will be treated for tax purposes as a nonqualified stock option, as discussed below.
Nonqualified Stock Options. An optionee generally will not recognize taxable income upon the grant of a nonqualified stock option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the ordinary shares purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the optionee recognizes as ordinary income. The optionee’s tax basis in any shares received upon exercise of an option will be the fair market value of the ordinary share on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

SARs. A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any ordinary shares received. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any ordinary shares received upon exercise of a SAR will be the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.
Restricted Shares. A participant generally will not be taxed upon the grant of a restricted ordinary share, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a “substantial risk of forfeiture” (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the restricted shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such restricted shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.
RSUs. In general, the grant of RSUs will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.
Other Awards. With respect to other awards granted under the Amended 2017 Plan, including share bonuses, other share-based award and cash awards, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any ordinary shares or other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction in the same amount.
Recommendation of the Board of Directors
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE BEYONDSPRING INC. 2017 OMNIBUS INCENTIVE PLAN AS AMENDED AND RESTATED AS OF SEPTEMBER 18, 2020.

OTHER MATTERS
We know of no other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.
By Order of the Board of Directors,
/s/ Lan Huang

Chairman of the Board of Directors and Chief Executive Officer

Dated: February 8, 2021

Exhibit A
BeyondSpring Inc. 2017 Omnibus Incentive Plan as amended and restated as of September 18, 2020